Writer's Direct Dial Number:
301-230-5208
croberts@srgpe.com

February 28, 2008

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

PROCESSED
MAR 06 2008
THOMSON
FINANCIAL

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

February 8, 2008	Stock Exchange Announcement – Holdings(s) in Company
February 14, 2008	Stock Exchange Announcement – Interim Management Statement for the second half of the FY03/31/08
February 19, 2008	Stock Exchange Announcement – Holding(s) in Company
February 26, 2008	Press Release – Electrocomponents plc Gains Recognition for their Approach to Sustainability
February 26, 2008	Press Release – IT Training Award Recognition – Assima DACG Enables RS Components to Offer Operational Excellence to its Customers

The Company understands that pursuant to Rule 12g3-2(b) the information and documents furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents constitutes an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope. If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

Very Truly Yours,

SHULMAN, ROGERS, GANDAL,
PORDY & ECKER, P.A.

By: [signature]
Christopher C. Roberts

dlw 3/4

Enclosures
cc: Adam Smith, Legal Advisor (w/o enc.)
18031915-123.doc
T: 031508

REG-Electrocomponents Holding(s) in Company

Released: 08/02/2008

RNS Number:6417N
Electrocomponents PLC
08 February 2008

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached(ii):

Electrocomponents plc

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights x

An acquisition or disposal of financial instruments which may result in the acquisition of
shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):_

3. Full name of person(s) subject to the notification obligation (iii):

Aviva plc & its subsidiaries

4. Full name of shareholder(s) (if different from 3.)(iv):

Registered Holder:

BNY Norwich Union Nominees Limited 6,297,069*

BT Globenet Nominees Limited 6,700*

Chase GA Group Nominees Limited 13,926,307*

Chase Nominees Limited 1,322,490*

CUIM Nominee
Limited
3,661,738*

Vidacos
Nominees Limited
881,161*

* denotes
direct interest

Chase
Nominees Limited
854,586

CUIM Nominee
Limited
375,818

Vidacos
Nominees Limited
607,917

5. Date of the transaction (and date on which the threshold is crossed or reached if different)(v): 06 February 2008

6. Date on which issuer notified: 07 February 2008

7. Threshold(s) that is/are crossed or reached: 6% to 5% Change at Direct Interest Level

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggering transaction(vii)				
	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting rights
			Direct	Direct x	Indirect xi	Direct	Indirect
Ordinary Shares						

GB0003096442 28,007,815 28,007,815 26,095,465 26,095,465 1,838,321
5.99% 0.42%

B: Financial Instruments
Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
			N/A	

Total (A+B)

Number of voting rights	% of voting rights
27,933,786	6.41%

9. Chain of controlled undertakings through which the voting rights and/or the
financial instruments are effectively held, if applicable xv:

See Section 4

Proxy Voting:

10. Name of the proxy holder:

See Section 4

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information: Figures are based on a total number of voting rights of 435,350,416.

14. Contact name: Ian Haslegrave

15. Contact telephone number: 01865 207491

16. Date: 8 February 2008

END

HOLUUUGAPUPRGWR

REG-Electrocomponents Interim Management Statement

Released: 14/02/2008

RNS Number:9678N
Electrocomponents PLC
14 February 2008

Electrocomponents plc, the leading international high service distributor, has today issued its second half interim management statement for the year ending 31 March 2008.

For the four months up to 31 January 2008, Group sales, adjusted for trading days and foreign exchange movements, have grown at around 4.5% with the International business growing at around 7% and the UK business at approximately 0.5%. Within the International business, which represents around 60% of Group revenue, Europe sales growth has been around 4%, North America around 11% and Asia Pacific approximately 14%.

Compared with the first half of the financial year, sales growth in North America and Asia Pacific has remained at similar double digit rates. Within Asia Pacific we have seen accelerating sales growth in China as our improved customer offer takes effect. In both the UK and Europe we have seen weaker months in November and December followed by a stronger January. e-Commerce is growing strongly and now accounts for around 32% of Group sales, up from 28% in 2007.

Overall year to date, Group sales growth has been around 6% with International sales growing at around 9.5% and UK sales by around 1%. Within the International business Europe has grown at around 7%, North America at around 11.5% and Asia Pacific by around 15%.

The Group gross margin in the four months ended 31 January 2008 has improved slightly over the first half of the financial year. This was driven by the ongoing activities to reduce product costs, rationalisation of the product range and targeted price increases.

Good progress continues to be made improving our offers to our Electronic and Electromechanical (EEM) and our Maintenance, Repair and Operations (MRO) customers. In January we launched a completely redesigned RS website which includes new world class search functionality that makes it easier for customers to find and buy the products that they need. Early customer reaction has been positive.

New technology introductions, joint supplier promotions and greater order and pricing flexibility continue to drive growth across the markets. We have also achieved a number of large account wins. The process control and automation (PCA) technology is performing particularly well.

With the continued growth of our International business, stable gross margins, and targeted cost actions, we anticipate that we will deliver headline profit before tax for the year ending 31 March 2008 in line with our expectations. In addition, we expect strong cash generation.

There have been no significant changes in the financial position of the Group since the publication of the Group's half-yearly financial report for the six months ended 30 September 2007.

Enquiries:

Ian Mason 01865 204000	Group Chief Executive
Simon Boddie 01865 204000	Group Finance Director
John Sunnucks and David Allchurch 020 7353 4200	Tulchan Communications

There will be a telephone conference call today at 09.00am for analysts and investors with replay access for 7 days. Dial in instructions are set out below.

Electrocomponents plc - Conference Call Dial in Instructions

Date:	14 February 2008
UK Time:	08:50h for 09:00h
Quote Reference Number:	34059291
Chairman:	Ian Mason
UK Local Call Dial in:	0845 245 0248
UK Free Phone Dial in:	0800 953 0810
Europe & International Dial in:	+44 (0) 1452 565 124
Canada Toll Free Dial in:	1866 754 7526
USA Toll Free Dial in:	1866 789 2220

Electrocomponents plc - Replay Dial in Instructions (available until 21 February 2008)

Replay Access Number:	34059291#
UK Free Phone Dial in:	0800 953 1533
International Dial in:	+44 (0) 1452 55 00 00
Canada Toll Free Dial in:	1866 878 9237
USA Toll Free Dial in:	1866 247 4222

Safe Harbour Statement:

This announcement contains certain statements, statistics and projections that
are or may be forward-looking. The accuracy and completeness of all such statements, including, without limitation, statements regarding the future financial position, strategy, projected costs, plans and objectives for the management of future operations of Electrocomponents plc and its subsidiaries is
not warranted or guaranteed. These statements typically contain words such as "
intends", "expects", "anticipates", "estimates" and words of similar import. By
their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.
Although Electrocomponents plc believes that the expectations reflected in such
statements are reasonable, no assurance can be given that such expectations will
prove to be correct. There are a number of factors, many of which are beyond the
control of Electrocomponents plc, which could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements.

END

IMSKXLFFVLBLBBQ

REG-Electrocomponents Holding(s) in Company

RECEIVED

Released: 19/02/2008

RNS Number:3159O
Electrocomponents PLC
19 February 2008

TR-1(i): notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing
Electrocomponents plc
shares to which voting rights are attached(ii):

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights
(X)

An acquisition or disposal of financial instruments which may result in the acquisition of
shares already issued to which voting rights are attached

An event changing the breakdown of voting rights
Other (please specify):_

3. Full name of person(s) subject to the notification obligation Aviva plc
& its subsidiaries
(iii):

4. Full name of shareholder(s) (if different from 3.)(iv):

Registered

Holder:

BNY Norwich

Union Nominees Limited

6,404,585*

BT Globenet

Nominees Limited

6,700*

Chase GA

Group Nominees Limited

14,413,238*

Chase

Nominees Limited

1,322,490*

CUIM Nominee

Limited

3,741,430*

Vidacos

Nominees Limited

881,161*

* denotes

direct interest

Chase

Nominees Limited

875,417

CUIM Nominee

Limited

375,818

Vidacos

Nominees Limited

607,917

5. Date of the transaction (and date on which the threshold is 15 February 2008
crossed or reached if different)(v):

6. Date on which issuer notified: 18 February 2008

7. Threshold(s) that is/are crossed or reached: 5% to 6%
Change at Direct Interest Level

8. Notified details:

A: Voting rights attached to shares
Class/type of Situation previous to Resulting situation after the triggering transaction(vii)

shares the Triggering transaction (vi)
if possible Number of Number of Number of Number of voting rights % of voting rights
using the ISIN Shares Voting shares ix
CODE Rights
viii Direct Direct x Indirect xi
Direct Indirect

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi) Number of Shares	Number of Voting Rights viii	Resulting situation: Number of shares Direct	Number of voting rights ix Direct x	Indirect xi	% of voting rights Direct	Indirect
Ordinary Shares							
GB0003096442	27,933,786	27,933,786	26,769,604	26,769,604	1,859,152	6.15%	0.43%

B: Financial Instruments
Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
		N/A		

Total (A+B)

Number of voting rights	% of voting rights
28,628,756	6.58%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

See Section 4

Proxy Voting:

10. Name of the proxy holder: See Section 4

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information: Figures are based on a total number of voting rights of 435,350,416.

14. Contact name: Ian Haslegrave

15. Contact telephone number: 01865 207491

16. Date 19 February 2008

This information is provided by RNS
The company news service from the London Stock Exchange

END

HOLGUUGCPUPRGCB

Electrocomponents plc Gains Recognition for their Approach to Sustainability

26/02/2008

OXFORD 4 February 2008. Electrocomponents plc was recently recognised on the fourth Global 100 list of the most sustainable corporations in the world at the World Economic Forum in Davos on Thursday, January 24, 2008.

Initiated by Corporate Knights Inc., with Innovest as the exclusive research provider, The Global 100 includes companies from 16 countries in sectors ranging from Oil and Gas to Wireless Telecommunication Services. Companies are evaluated according to how effectively they manage environmental, social and governance risks and opportunities, relative to their industry peers. This year, the UK accounted for the most constituents, at 24, plus two that are jointly headquartered in the UK.

"Management of environmental and sustainability issues is an integral part of our company's strategy and approach to Corporate Responsibility and good governance. As the only distributor on the list, we appreciate the recognition for our management of the wider environmental impacts of our business and our commitment to reducing them" explains Ian Mason, Group Chief Executive of Electrocomponents plc.

With increased scrutiny on corporate social responsibility management by investors, the admission of Electrocomponents plc puts its in good company. The live three year performance of the Global 100, as a group, outperforms the MSCI World Index benchmark by over 700 basis points per year and the Dow Jones Titans Index by 900 basis points per year. Additionally, Electrocomponents is a member of the FTSE4Good index and we participate in the Carbon Disclosure Project.

About Electrocomponents

Electrocomponents plc is one of the largest global catalogue and web-based distributor of electronic, electro-mechanical and industrial components.

Operating under the trading brands of RS Components, Radiospares, Radionics and Allied Electronics in the U.S., the Group serves nearly 1.5 million customers worldwide. Through operations in 27 countries, a distribution network extending to over 150 countries and 19 warehouses, RS distributes over 500,000 products from 2,300 suppliers.

The Group has an annual turnover of over £800 million and is listed on the London Stock Exchange.

For more details on the Group please visit the corporate website (www.electrocomponents.com).

Back to top

IT Training Award Recognition - Assima DACG Enables RS Components to Offer Operational Excellence to its Customers

26/02/2008

OXFORD 21 February 2008. As part of its continued drive to deliver operational excellence to its customers, RS Components, the global distributor of electronics and electro-mechanical components, completed rolling out a new Enterprise Business System - SAP - across its European operating companies (Opcos) in February 2008.

Such a successful implementation required careful coordination of all components of process design, training, testing, localisation and change management. Earlier this month, the IT Training industry recognised the efficiency and quality of the collaboration of Assima DACG and RS Components by awarding them winners of the External Training Project of the Year for the SAP implementation in Benelux.

"Inefficient users means lost sales and anything less than 100% system adoption would have been considered a failure," says Martijn Duchatteau, General Manager, RS Benelux. "From being reactive, with the new system RS Benelux has become proactive, and our new visibility has allowed us to refocus our business strategy."

In Benelux, SAP was successfully implemented within six months and as a result of the new system and proficient and well-trained users, there was a 29% increase in net sales in the first month after go-live, and a 38% increase in the second month.

"We are delighted to have played an important part in this project. Our training objective was to thoroughly skill the users, engender business buy-in, whilst minimising disruption to the day to day business operations. A challenging but exciting project and a prime example of what you can achieve in partnership" says Ray Morton, Training & Testing Manager Assima DACG, the training partner of RS Components since 2005 when the SAP rollout began in the UK, was chosen for their ability to develop and deliver an innovative programme including:

- process design incorporating local practices;
- training with interactive classroom sessions and localised materials, translated into three languages for Benelux;
- user acceptance testing confirming system usability and user proficiency;
- pre and post go live support workshops ensuring learning retention;
- strong change management practices generating business buy-in;
- a team of dedicated experts bringing to the project, training, change management and system testing experience, as well as in-depth SAP financial expertise.

- End -

For more information

RS Components BV
Martijn Duchatteau
Bingerweg 19
2031 AZ Haarlem
Tel: +31 (0)23 51 66 500
E-Mail: martijn.duchatteau@rs-components.com
www.rsonline.nl www.rsonline.be

ASSIMA
Paul Stevens on 0207 153 1420.
Email paul.stevens@dacg.net

www.assima.net
www.dacg.net
www.ittrainingawards.com

NOTE TO EDITOR

About Electrocomponents

Electrocomponents plc is one of the largest global catalogue and web-based distributor of electronic, electro-mechanical and industrial components.

Operating under the trading brands of RS Components, Radiospares, Radionics and Allied Electronics in the U.S., the Group serves nearly 1.5 million customers worldwide. Through operations in 27 countries, a distribution network extending to over 150 countries and 19 warehouses, RS distributes over 500,000 products from 2,300 suppliers.

The Group has an annual turnover of over £800 million and is listed on the London Stock Exchange.

For more details on the Group please visit the corporate website (www.electrocomponents.com).

About ASSIMA

ASSIMA creates technology solutions to support large scale application deployments, delivering measurable return on investment through increased user performance. Assima's award winning software, training and change management solutions drive adoption, utilisation and organisational proficiency for all business critical IT change projects.

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END